UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

———————————

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 10, 2013

———————————

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

———————————

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

———————————

(630) 623-3000
(Registrant's telephone number, including area code)

———————————

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

   On June 10, 2013, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's May 2013 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*
99   Investor Release of McDonald's Corporation issued June 10, 2013:
    McDonald's Global Comparable Sales Rise 2.6% in May

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: June 10, 2013   By: /s/ Brian Mullens

Brian Mullens
Corporate Vice President - Assistant Controller

Exhibit No. 99   Investor Release of McDonald's Corporation issued June 10, 2013: McDonald's Global Comparable Sales Rise 2.6% in May

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE	**FOR MORE INFORMATION CONTACT:**

06/10/13

Investors: Kathy Martin, 630-623-7833
Media: Lisa McComb, 630-623-3707

McDONALD'S GLOBAL COMPARABLE SALES RISE 2.6% IN MAY

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales increased 2.6% in May. Performance by segment was as follows:

- **U.S. up 2.4%**
- **Europe up 2.0%**
- **Asia/Pacific, Middle East and Africa (APMEA) up 0.9%**

"McDonald's strategic initiatives and diligent focus on the customer generated global comparable sales growth in May amidst ongoing uncertainty in the macro environment," said President and Chief Executive Officer Don Thompson. "Our System is aligned behind providing great service to the 69 million customers who visit us daily. We are confident in our strategies and competitive advantages and will continue executing our customer-centric Plan to Win to build market share and drive sustained profitable growth."

During May, U.S. comparable sales rose 2.4% led by breakfast, McDonald's wide range of chicken options and the ongoing appeal of everyday value. The introduction of the new Egg White Delight sandwich and the recently launched Premium McWraps demonstrated the U.S.' ongoing focus on strategically expanding its established menu categories of chicken, beef, breakfast and beverages.

Europe's May comparable sales rose 2.0% driven primarily by positive results in the U.K. and, to a lesser extent, Russia as both markets added popular summertime promotions featuring premium burgers and specialty menu options. Negative performance in Germany and France dampened the segment's results. Across the segment, McDonald's Europe is focused on enhancing its value and breakfast offerings to strengthen the Brand's relevance to customers.

In May, APMEA's comparable sales increased 0.9% reflecting positive performance across a number of markets and relatively flat performance in Japan, partially offset by negative results in China, which were impacted by Avian influenza. APMEA's priority remains improving performance by offering unique value platforms, expanding the breakfast daypart and providing compelling customer conveniences.

Systemwide sales for the month increased 3.6%, or 5.2% in constant currencies.

Percent Increase/(Decrease)	Comparable Sales		Systemwide Sales	
			As Reported	Constant Currency
Month ended May 31,	2013	2012		
McDonald's Corporation	2.6	3.3	3.6	5.2
Major Segments:				
U.S.	2.4	4.4	3.4	3.4
Europe	2.0	2.9	5.1	4.8
APMEA	0.9	(1.7)	(0.6)	6.2
Year-To-Date May 31,				
McDonald's Corporation	(0.2)	5.6	0.6	2.4
Major Segments:				
U.S.	(0.1)	6.8	0.9	0.9
Europe	(0.8)	4.2	1.7	2.0
APMEA	(2.4)	3.1	(2.9)	2.5

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- The number of weekdays and weekend days can impact our reported comparable sales. In May 2013, this calendar shift/ trading day adjustment consisted of one less Tuesday and one more Friday compared with May 2012. The resulting adjustment varied by area of the world, ranging from approximately 0.6% to 1.4%. In addition, the timing of holidays can impact comparable sales.

- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

Pete Bensen, Chief Financial Officer, and Jeff Stratton, President - McDonald's USA, will speak at the Jefferies 2013 Global Consumer conference at 9:00 a.m. (Eastern Time) in Nantucket on June 18, 2013. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's tentatively plans to release second quarter results before the market opens on July 22, 2013 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's is the world's leading global foodservice retailer with over 34,500 locations serving more than 69 million customers in more than 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

# # #